UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

November 13, 2008

To whom it may concern

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	2-5-1 Marunouchi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Establishment of an Overseas Special Purpose

Subsidiary and Issuance of “Non-Dilutive” Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its board of directors has resolved today to issue preferred securities (“Preferred Securities”) as set forth below through an overseas special purpose subsidiary so as to increase the group’s capital base to secure the agility and to improve the flexibility of our future capital strategy. For the purpose of issuing Preferred Securities, MHFG plans to establish a wholly owned subsidiary in the Cayman Islands (“Cayman SPC”).

The issuance of Preferred Securities, which are non-cumulative perpetual preferred securities issued by the Cayman SPC, is expected to increase Tier 1 capital of MHFG, as it will increase Minority Interest in Consolidated Subsidiaries. The contemplated transaction is also expected to increase Tier 1 capital of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., which are the banking subsidiaries of MHFG. The Preferred Securities are not convertible into common stock of MHFG.

[Description of Preferred Securities to be issued]

Issuer	Mizuho Capital Investment (JPY) 4 Limited (an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by MHFG)

Type of Securities	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities

Aggregate Issue Amount	To be determined

Dividend Rate	To be determined

Use of Proceeds	To be ultimately provided to the banking subsidiaries as perpetual subordinated loans

Liquidation Preference	The Preferred Securities are intended to rank, as to rights related to liquidation preference, effectively pari passu with preferred stock issued by MHFG.

Method of Offering	Private placement to domestic qualified institutional investors

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Note:	This document is prepared for the purpose of public disclosure of establishment of an overseas special purpose subsidiary and the issuance of preferred securities and does not constitute a solicitation of an offer for acquisition or an offer for sale of any securities in or outside of Japan.

The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirement.